Exhibit 99.2

Nano Dimension Leading Manufacturing into the Future 2 nd Quarter 2024 Results & Earnings Call Yoav Stern, CEO & Member of the Board Tomer Pinchas, CFO & COO Julien Lederman, VP Corporate Development August 20 th , 2024

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 2 Forward Looking Statements This presentation contains forward - looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws . Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward - looking statements . Specifically this presentation includes statements regarding : ( i ) driving innovation in advanced digital manufacturing, (ii) the route to profitability, (iii) that the acquisition of Desktop Metal, Inc . (“DM”) will create a leader in additive manufacturing, (iv) that the combined company is poised to become one of the largest players in the higher growth, emerging technologies AM segment, and (v) the final merger consideration, which is subject to certain adjustments and the expectations regarding those adjustments, and the timing of closing . Because such statements deal with future events and are based on Nano Dimension’s and DM’s current expectations, they are subject to various risks and uncertainties . The acquisition is subject to closing conditions, some of which are beyond the control of Nano Dimension or DM . Actual results, performance, or achievements of Nano Dimension or DM could differ materially from those described in or implied by the statements in this presentation . The forward - looking statements contained or implied in this presentation are subject to other risks and uncertainties, including ( i ) the ultimate outcome of the proposed transaction between Nano Dimension and DM, including the possibility that DM’s stockholders will reject the proposed transaction, (ii) the effect of the pending transaction on the ability of Nano Dimension and DM to operate their businesses and retain and hire key personnel and to maintain favorable business relationships, (iii) the timing of the proposed transaction, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction, (v) the ability to satisfy closing conditions to the completion of the proposed transaction (including any necessary shareholder approvals), (vi) Nano Dimension’s or DM’s transaction expenses are greater than expected ; (vii) DM draws on the loan facility provided by Nano Dimension, (vii) other risks related to the completion of the proposed transaction and actions related thereto, and (viii) the risks and uncertainties discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20 - F filed with the SEC on March 21 , 2024 , and in any subsequent filings with the SEC, and under the heading “Risk Factors” in DM’s annual report on Form 10 - K filed with the SEC on March 15 , 2024 , and in any subsequent filings with the SEC . The combined company financial information included in this presentation has not been audited or reviewed by Nano Dimension’s auditors and such information is provided for illustrative purposes only . You should note that such combined company information has not been prepared in accordance with and does not purport to comply with Article 11 of Regulation S - X under the U . S . Securities Act of 1933 , as amended (the “Securities Act’) . Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward - looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events . References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this presentation . Nano Dimension is not responsible for the contents of third - party websites .A0

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 3 $15M Revenue 2% YoY Headline Financials ▪ $15M Revenue – Best quarter ever - Up 2% over Q2/2023 ▪ 45% Gross margin (IFRS) - Up from 44% in Q2/2023 ▪ 47% Adj. Gross margin (non - IFRS) 1 - Down from 48% in Q2/2023 ▪ $11M Net cash burn 2 - Down from $31M in Q2/2023 Highlights for Q2 2024 1. See reconciliation of IFRS to non - IFRS on slide 14 2. See reconciliation of net cash burn o n slide 1 5 Business updates ▪ Acquire Announcement of Desktop Metal (NYSE: DM) ▪ Innovation from Additive Electronics with the new “Integrated Inspection System” ▪ Digital printing partnership between GIS with Esko - Graphics BV and Fiery, LLC 45% Gross margin 136 bps YoY $11M Net cash burn 64% YoY Continued Progress On KPIs A0 A1 A2

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 4 Customer Highlights Driving Innovation in Advanced Digital Manufacturing Driving Innovation Advanced Digital Manufacturing

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 5 Creating an Efficient Industry 4.0 Company From Scale to Stronger Margins to Reduced Cash Burn - En Route to Profitability 1. Excluding share - based compensation expenses ; see reconciliation on slide 14 2. See reconciliation of net cash burn o n slide 1 5 32% 45% Gross margin Q2/22 Q2/24 Expanding margin 2022+ 13% Expansion $32M $24M Operating expenses¹ Q2/23 Q2/24 Optimizing operating model 2023+ 24% Reduction $31M $11M Net cash burn² Q2/23 Q2/24 Improving cash usage 2023+ 64% Reduction $4M $55M Revenue Q2/21 LTM Q2/24 LTM Growing revenue to scale 2021+ 141% CAGR

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 6 Creates Leader in Additive Manufacturing Acquiring Desktop Metal

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 7 High - Growth Potential Combined Company Poised to Become One of the Largest Players in the Higher Growth, Emerging Technologies AM Segment Additive Manufacturing (“AM)” Landscape Broad Tech Portfolio Low Growth Potential Focused Tech Portfolio Note: Assessment based on Nano Dimension management estimates A0

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 8 Developing a Premium, High - Margin Portfolio of AM & Materials Solutions with Strong Recurring Revenue Potential Premium, Industrial Scale Additive Manufacturing Solutions System Price: $200K+ Strong Recurring Revenue Potential from Services and Consumables Recurring Revenue % in Product Lifetime: 25% to 40% Differentiated Offerings Leading to High - Margins Product Lifetime Margin: 50%+ Software Materials

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 9 Transaction Creates Leader in Additive Manufacturing Combined Customer Base (Select Customers) Industry Segments Solutions Industrial Electronics & PCB R&D/Academia Medical Automotive Aerospace/Defense Dental Consumer Products Desktop Metal - Metal High - Performance Specialty Applications Industrial Applications for Mass Manufacturing

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 10 Desktop Metal Acquisitions Details Please refer to the transaction Form 6 - K filed with SEC on July 3, 2024 and press release for full transaction details ▪ Acquisition of 100% of Desktop Metal’s issued and outstanding shares ▪ All cash transaction ▪ Total consideration to Desktop Metal’s is approximately $183 million, which could decrease based on potential adjustments to approximately $135 million ▪ Transaction is expected to close in Q4 2024 ▪ Closing conditions consist of Desktop Metal’s stockholder approval and CFIUS, HSR, and other required regulatory approvals A0

© 2022 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 11 Q&A

Appendix

Reconciliation for Non-IFRS Measures

EBITDA is a non-IFRS measure and is defined as income before taxes, excluding depreciation and amortization expenses and amortization of assets recognized in business combination and interest income. We believe that EBITDA, as described above, should be considered in evaluating the Company's operations. EBITDA facilitates the Company's performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures, and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), and EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company's operating performance without regard to the items mentioned above.

Adjusted EBITDA is a non-IFRS measure and is defined as income before taxes, excluding depreciation and amortization expenses, interest income, finance income for revaluation of assets and liabilities, exchange rate differences and share-based payments. We believe that Adjusted EBITDA, as described above, should also be considered in evaluating the Company's operations. Like EBITDA, Adjusted EBITDA facilitates the Company's performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures, and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), as well as from revaluation of assets and liabilities, exchange rate differences and share-based payment expenses. Adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company's operating performance without regard to non-cash items, such as expenses related to revaluation, exchange rate differences and share-based payments.

Adjusted gross profit, excluding depreciation and amortization and share-based payments expenses, is a non-IFRS measure and is defined as gross profit excluding amortization expenses. We believe that adjusted gross profit, as described above, should also be considered in evaluating the Company's operations. Adjusted gross profit facilitates gross profit and gross margin comparisons from period to period and company to company by backing out potential differences caused by variations in amortization of inventory and intangible assets. Adjusted gross profit is useful to an investor in evaluating our performance because it enables investors, securities analysts and other interested parties to measure a company's performance without regard to non-cash items, such as amortization expenses. Adjusted gross margin is calculated by dividing the adjusted gross profit by the revenues.

EBITDA, Adjusted EBITDA, and Adjusted gross profit do not represent cash generated by operating activities in accordance with IFRS and should not be considered alternatives to net income (loss) as indicators of our operating performance or as measures of our liquidity. These measures should be considered in conjunction with net income (loss) as presented in our consolidated statements of profit or loss and other comprehensive income. Other companies may calculate these measures differently than we do.

Net cash burn is a non-IFRS measure and defined as the change in cash, cash equivalents and deposits net of treasury shares repurchase and Stratasys shares. We believe that net cash burn, as described above, should be considered in evaluating the Company's financial strength. Net cash burn gives a sense of how our use of cash and cash flow has changed overtime.

©2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited.

NANODIMENSION Electrifying Additive Manufacturing 13

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 14 Reconciliation for Non - IFRS Measures The following are reconciliations of income before taxes, as calculated in accordance with International Financial Reporting Standards (“IFRS”), to EBITDA and Adjusted EBITDA, as well as of gross profit, as calculated in accordance with IFRS, to Adju ste d Gross Profit. See full reconciliation and explanation in Q2 2024 Nano Dimension press release published August 20 th , 2024 Q2 2024 Q2 2023 Amounts in thousands of USD (44,261) (9,406) Net loss 141 78 Tax expenses 1,365 1,540 Depreciation and amortization (10,535) (12,047) Interest income (53,290) (19,835) EBITDA 31,524 (11,522) Finance loss (income) from revaluation of assets and liabilities 2,275 2,430 Exchange rate differences 3,373 5,418 Share - based compensation expenses (16,118) (23,509) Adjusted EBITDA (loss) Q2 2024 Q2 2023 Amounts in thousands of USD 6,808 6,495 Gross profit 43 120 Depreciation and amortization 127 390 Share - based compensation expenses 6,978 7,005 Adjusted gross profit Q2 2024 Q2 2023 Amounts in thousands of USD 27,644 36,925 Operating expenses 3,246 5,028 Share - based compensation expenses 24,398 31,897 Operating expenses excluding share - based compensation expenses A0

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 15 Amounts in thousands of USD Key Metrics Q2 2024 Cash Flow Balance Sheet Income Statement Q2 2024 Q2 2023 Q2 2024 Q2 2023 Q2 2024 Q2 2023 (29,207) (31,872) Change in cash, cash equivalents and deposits 910,977 1,194,152 Total Assets 14,986 14,737 Total Revenue 18,190 1,349 Treasury shares repurchase 40,722 44,596 Total Liabilities 6,978 7,005 Adjusted Gross Profit 1 (11,017) (30,523) Net Cash Burn 2 870,255 1,149,556 Total Equity 47% 48% Adjusted Gross Margin (16,118) (23,509) Adjusted EBITDA (loss) 1. See reconciliation of IFRS to non - IFRS on slide 14 2. Change in cash, cash equivalents and deposits net of treasury shares repurchase

© 2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 16 Other disclaimers No Offer or Solicitation This presentation is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act . Additional Information about the Transaction and Where to Find It In connection with the proposed transaction, DM filed a definitive proxy statement with the SEC on August 15 , 2024 . DM may also file other relevant documents with the SEC regarding the proposed transaction . This document is not a substitute for the proxy statement or any other document that DM may file with the SEC . The definitive proxy statemen has been mailed to shareholders of DM . INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION . Investors and security holders can obtain free copies of the proxy statement and other documents containing important information about DM and the proposed transaction at the website maintained by the SEC at http : //www . sec . gov . Copies of the documents filed with the SEC by Nano Dimension are available free of charge on DM’s website at https : //ir . desktopmetal . com/sec - filings/all - sec - filings . Participants in the Solicitation Nano Dimension, DM and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from DM shareholders in respect of the proposed transaction . Information about the directors and executive officers of Nano Dimension, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Nano Dimension’s Annual Report on Form 20 - F for the fiscal year ended December 31 , 2023 , which was filed with the SEC on March 21 , 2024 . Information about the directors and executive officers of DM, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in DM’s proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 23 , 2024 and DM’s Annual Report on Form 10 - K for the fiscal year ended December 31 , 2023 , which was filed with the SEC on March 15 , 2024 . Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement and other relevant materials filed with the SEC regarding the proposed transaction . Investors should read the proxy statement carefully before making any voting or investment decisions . You may obtain free copies of these documents from Nano Dimension or DM using the sources indicated above .

© 2022 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 17 Thank you